OCEANEERING INTERNATIONAL, INC.
5875 North Sam Houston Parkway West, Suite 400
Houston, Texas 77086

December 20, 2023

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Oceaneering International, Inc.
Registration Statement on Form S-4
Filed December 6, 2023
File No. 333-275917

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”) relating to the registration by Oceaneering International, Inc. (the “Registrant”) under the Securities Act of 1933, as amended (the “Securities Act”), of $200,000,000 aggregate principal amount of the Registrant’s 6.000% Senior Notes due 2028 (the “Exchange Notes”) in exchange (the “Exchange Offer”) for a like principal amount of the Registrant’s issued and outstanding 6.000% Senior Notes due 2028, the Registrant hereby confirms and represents as follows:

1. The Registrant is registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) and similar no-action letters (collectively, the “SEC No-Action Letters”).

2. The Registrant has not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute those Exchange Notes following completion of the Exchange Offer. The Registrant is not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes.

3. The Registrant will disclose to each person participating in the Exchange Offer that if such participant acquires the Exchange Notes for the purpose of distributing them, such person (a) cannot rely on the Staff’s interpretive position expressed in the SEC No-Action Letters, and (b)

must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell Exchange Notes, and be identified as an underwriter in the prospectus.

4. The Registrant will include in the letter of transmittal an acknowledgement to be executed by each person participating in the Exchange Offer that such participant does not intend to engage in a distribution of the Exchange Notes. In addition, the Registrant will include in the letter of transmittal an acknowledgement for each person that is a broker-dealer exchanging securities it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received pursuant to the Exchange Offer. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please contact Carina L. Antweil of Baker Botts L.L.P. at (713) 229-1127 with any questions or comments regarding the foregoing.

[Signature Page Follows]

Very truly yours,

Oceaneering International, Inc.

By:	/s/ JENNIFER F. SIMONS
	Name:	Jennifer F. Simons
	Title:	Senior Vice President, Chief Legal Officer & Secretary

cc:    Carina L. Antweil, Baker Botts L.L.P.
[Signature Page to Exxon Capital Letter]